Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE: May 3, 2005

RITCHIE BROS. AUCTIONEERS REPORTS RECORD RESULTS FOR
QUARTER ENDED MARCH 31, 2005 AND DECLARES DIVIDEND

VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE: RBA; TSX: RBA) today announced its results for the quarter ended March 31, 2005. The Company’s net earnings for the quarter were $13.7 million, or $0.40 per diluted weighted average share, compared to $6.6 million, or $0.19 per diluted weighted average share, in the first quarter of 2004. Net earnings in the first quarter of 2005 include a $3.3 million after tax gain recorded on the sale of land that was not used in the Company’s operations. Excluding this gain, net earnings would have been $10.4 million, or $0.30 per diluted weighted average share. All dollar amounts in this release are presented in United States dollars.

Gross auction sales for the quarter ended March 31, 2005 were $456 million, 20% higher than the gross auction sales reported for the first quarter of 2004. This is the largest first quarter gross auction sales in the Company’s history. Particularly strong sales volumes in the United States and Canada contributed to the growth in gross auction sales over the prior year’s first quarter.

Auction revenues in the quarter ended March 31, 2005 were $48.6 million, an increase of 29% over the equivalent period in the prior year. Auction revenues as a percentage of gross auction sales were 10.65% this year compared to a rate of 9.95% in the first quarter of the prior year.

During the quarter ended March 31, 2005, Ritchie Bros. sold more than 40,000 lots for over 5,200 consignors at 29 industrial auctions attracting nearly 50,000 registered bidders. The Company also held four smaller agricultural auctions during the quarter.

The Company continued its global expansion during the quarter ended March 31, 2005, opening its new permanent auction site in Sacramento, California and establishing a new regional auction unit in Livorno, Italy. The Company also commenced construction of a new permanent auction site in Nashville, Tennessee. Subsequent to March 31, 2005, the Company completed the acquisition of an approximately 125-acre property in Houston, Texas, on which it intends to construct a new permanent auction site.

Peter Blake, the Company’s CEO, remarked: “I am happy to report that the momentum we experienced in 2004 has carried forward into the first quarter of 2005. We saw record-breaking performances at several of our auction sites, including the largest auction in the Company’s history at our permanent auction site in Orlando, Florida in February. We are continuing to see large audiences of bidders coming from around the world to compete vigorously for good quality, late model industrial assets. Demand is strong while supply remains tight, and prices at our auctions have reflected this situation. Our sales force is working hard to generate consignments and deliver value to our customers. We are excited about the remainder of 2005, as well as the years ahead.”

During the quarter, bidders participating in Ritchie Bros. auctions using the Company’s rbauctionBid-Live Internet bidding service purchased industrial assets with a value of over $63 million, a nearly 50% increase over the equivalent period in 2004. The rbauctionBid-Live service continues to complement the Company’s live auctions, by increasing the average size and diversity of the bidding audiences. Internet bidders represent approximately 20% of the registered bidders at Ritchie Bros. auctions and are the buyers or runner up bidders on roughly 15% of all lots available to online bidders.

The Board of Directors today announced the declaration of a quarterly cash dividend of 11 cents per common share payable on June 17, 2005 to shareholders of record on May 27, 2005.

Gross auction sales represent the aggregate selling prices of all items sold by the Company during the period and are not presented in the Company’s consolidated financial statements; the comparable financial statement measure is auction revenues, consisting primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by Ritchie Bros. and sold in the same manner as consigned equipment.

About Ritchie Bros.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 110 locations in more than 25 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including trucks and equipment used in the construction, transportation, mining, forestry, petroleum, materials handling, marine and agricultural industries. Ritchie Bros. maintains a website at www.rbauction.com.

Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its 2005 first quarter financial results at 8:00am Pacific Time (11:00am Eastern Time) on May 3, 2005. To access a live broadcast of the conference call, please go to the Ritchie Bros. website (http://www.rbauction.com), click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.

Forward-looking Statements
The discussion in this press release relating to future operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; opportunities in new markets; the percentage of internet bidders that are the buyers or runner-up bidders of lots broadcast on the internet; and the implementation of the Company’s growth strategy. These risks and uncertainties include: the many factors that impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; periodic and seasonal variations in operating results; actions of competitors; the success of the Company’s Internet initiatives; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004, available on the SEC, SEDAR and Company websites. Actual results may differ materially. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

	Three months ended	Three months ended
Consolidated Statements of Earnings (USD thousands, except share and per share amounts)	March 31, 2005	March 31, 2004
	(unaudited)	(unaudited)
Gross auction sales	$456,260	$378,642

Auction revenues	$48,578	$37,670
Direct expenses	5,484	4,547

	43,094	33,123
Expenses:
Depreciation	3,399	2,962
General and administrative	22,556	19,417

Earnings from operations	25,955	10,744
Other income (expenses):
Interest expense	(679)	(960)
Gain on disposition of capital assets	5,448	48
Other income	198	63

Earnings before income taxes	22,106	9,895
Income taxes	8,431	3,305

Net earnings	$13,675	$6,590

Net earnings per share (1)	$0.40	$0.19
Net earnings per share — diluted (1)	$0.40	$0.19

	Three months ended	Three months ended
Consolidated Statements of Earnings (USD thousands, except share and per share amounts)	March 31, 2005	March 31, 2004
	(unaudited)	(unaudited)
Weighted average shares outstanding	34,287,108	34,024,340
Diluted weighted average shares outstanding	34,617,223	34,406,316
Net earnings in accordance with GAAP	$13,675	$6,590
Less: after-tax gain on sale of excess land (2)	(3,296)	—

Adjusted net earnings	$10,379	$6,590

Adjusted net earnings per share	$0.30	$0.19
Adjusted net earnings per share — diluted	$0.30	$0.19

(1)	Net earnings per share for the quarter ended March 31, 2004 has been restated on a retroactive basis to reflect the two-for-one split of the Company’s common shares that occurred on May 4, 2004.

(2)	Net earnings for the quarter ended March 31, 2005 included a $5,493 gain ($3,296 after tax) recorded on the sale of excess land. The Company does not believe that this gain is part of the normal course of its operations.

Selected Balance Sheet Data (USD thousands)	March 31, 2005	December 31, 2004
	(unaudited)
Current assets	$311,154	$171,302
Current liabilities	265,403	134,431

Working capital (including cash)	45,751	36,871
Total assets	576,269	442,409
Long-term debt	4,154	10,792
Total shareholders’ equity	298,790	289,264

Selected Operating Data (unaudited)	Three months ended	Three months ended
	March 31, 2005	March 31, 2004
	(unaudited)	(unaudited)
Auction revenues as percentage of gross auction sales	10.65%	9.95%
Number of consignors (industrial auctions)	5,204	4,671
Number of bidders (industrial auctions)	49,559	45,874
Number of buyers (industrial auctions)	13,218	11,904
Number of permanent auction sites	23	22
Number of regional auction units	7	7

For further information, please contact:

Jeremy Black
Senior Manager — Finance
Phone:          604 273 7564
Fax:              604 273 2405
Email:          ir@rbauction.com